                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                             ____________________



                                   FORM 11-K


                             ____________________


(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             [FEE REQUIRED]


For the fiscal year ended December 31, 1997


                                      OR


               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]


For the transition period from _____ to _____


Commission file number 1-12248

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              ICF Kaiser International, Inc. Section 401(k) Plan


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              ICF Kaiser International, Inc.
              9300 Lee Highway
              Fairfax, Virginia 22031-1207

                         ICF KAISER INTERNATIONAL, INC.

                              SECTION 401(k) PLAN
                              ___________________

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1997 AND 1996
                    AND FOR THE YEAR ENDED DECEMBER 31, 1997
                               AND REPORT THEREON
                                 _____________

Financial Statements


Report of Independent Accountants                                                    1
Statements of Net Assets Available for Benefits with Fund Information                2-3
Statement of Changes in Net Assets Available for Benefits with Fund Information      4
Notes to Financial Statements                                                        5-8
Line 27a - Schedule of Assets Held for Investment Purposes                           9
Line 27d - Schedule of Reportable Transactions                                       10
Exhibits Index                                                                       11

                       REPORT OF INDEPENDENT ACCOUNTANTS

ICF Kaiser International, Inc. 401(k) Plan Committee
Fairfax, Virginia

We have audited the accompanying statements of net assets available for benefits of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    Coopers & Lybrand L.L.P.

McLean, Virginia
June 19, 1998

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(k) PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                      FOR BENEFITS WITH FUND INFORMATION
                            as of December 31, 1997


                                                                 PARTICIPANT DIRECTED FUNDS
                                 ----------------------------------------------------------------------------------------------
                                                       Vanguard Fixed            Vanguard Index                Vanguard
                                    Vanguard           Income Fund - LT             Trust-500                 International
                                 Explorer Fund        Corporate Portfolio           Portfolio                Growth Portfolio
                                 ----------------------------------------------------------------------------------------------
Assets:

Investments at fair value:

     Mutual funds                   $ 2,318,563              $7,297,022               $32,044,301               $ 3,148,847

     Loans to participants                    -                       -                         -                         -
                                    -----------             -----------               -----------               -----------

     Total investments                2,318,563               7,297,022                 32,044,301                3,148,847


Employee contributions receivable             -                       -                          -                        -
Employer contributions receivable             -                       -                          -                        -
Loan payments receivable                      -                       -                          -                        -
                                    -----------             -----------                -----------              -----------

Net assets available for benefits   $ 2,318,563              $7,297,022                $32,044,301              $ 3,148,847
                                    ===========             ===========                ===========              ===========

                                                                      PARTICIPANT DIRECTED FUNDS
                                      --------------------------------------------------------------------------------------
                                         Vanguard Money            Vanguard /            Vanguard /
                                        Market Reserves          Morgan Growth           PRIMECAP           Vanguard /
                                         Prime Portfolio             Fund                  Fund           Wellington Fund
                                      --------------------------------------------------------------------------------------
Assets:

Investments at fair value:

     Mutual funds                           $16,118,636             $ 17,856,946          $4,179,494         $ 31,456,309

     Loans to participants                            -                        -                   -                    -
                                            -----------             ------------          ----------         ------------

     Total investments                        6,118,636               17,856,946           4,179,494           31,456,309


Employee contributions receivable                     -                        -                   -                    -
Employer contributions receivable                     -                        -                   -                    -
Loan payments receivable                              -                        -                   -                    -
                                            -----------             ------------          ----------         ------------

Net assets available for benefits           $16,118,636             $ 17,856,946          $4,179,494         $ 31,456,309
                                            ===========              ===========          ==========         ============

                                                                           PARTICIPANT DIRECTED FUNDS
                                      -----------------------------------------------------------------------------------------
                                          ICF Kaiser               Loans to
                                          Stock Fund             Participants          Other                 Total
                                      -----------------------------------------------------------------------------------------
Assets:

Investments at fair value:

     Mutual funds                          $ 853,160              $        -           $       -              $115,273,278

     Loans to participants                         -               2,647,666                   -                 2,647,666
                                           ---------              ----------            --------              ------------

     Total investments                       853,160               2,647,666                   -               117,920,944

Employee contributions receivable                  -                       -             348,906                   348,906
Employer contributions receivable                  -                       -              89,096                    89,096
Loan payments receivable                           -                       -              39,102                    39,102
                                           ---------              ----------            --------              ------------

Net assets available for benefits          $ 853,160              $2,647,666            $477,104              $118,398,048
                                           =========              ==========            ========              ============

The accompanying notes are an integral part of these financial statements.

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(k) PLAN
                       STATEMENT OF NET ASSETS AVAILABLE
                      FOR BENEFITS WITH FUND INFORMATION
                            as of December 31, 1996



                                                                         PARTICIPANT DIRECTED FUNDS
                                 ------------------------------------------------------------------------------------------------
                                                    Vanguard Fixed       Vanguard Index      Vanguard          Vanguard Money
                                    Vanguard        Income Fund -- LT      Trust - 500      International      Market Reserves -
                                  Explorer Fund    Corporate Portfolio      Portfolio      Growth Portfolio     Prime Portfolio
                                 ------------------------------------------------------------------------------------------------
Assets:


Investments at fair value:

     Mutual funds                 $ 1,551,899           $6,423,652        $24,122,951       $ 2,213,313           $16,316,031

     Loans to participants                -                    -                  -                 -                     -
                                 ------------------------------------------------------------------------------------------------

     Total investments              1,551,899            6,423,652         24,122,951         2,213,313            16,316,031


Employee contributions receivable         -                    -                  -                 -                     -
Employer contributions receivable         -                    -                  -                 -                     -
Loan payments receivable                  -                    -                  -                 -                     -
                                 ------------------------------------------------------------------------------------------------

Net assets available for benefits $ 1,551,899           $6,423,652        $24,122,951       $ 2,213,313           $16,316,031
                                 ================================================================================================


                                    ------------------------------------------------------------------------------------------------
                                        Vanguard /    Vanguard /
                                     Morgan Growth    PRIMECAP     Vanguard /      ICF Kaiser     Loans to
                                          Fund         Fund      Wellington Fund   Stock Fund   Participants    Other     Total
                                    ------------------------------------------------------------------------------------------------
Assets:

Investments at fair value:

     Mutual funds                   $ 13,871,751    $1,119,492    $ 25,385,629    $ 726,811     $      -      $    -    $ 91,731,529

     Loans to participants                   -             -               -            -        2,650,472         -       2,650,472
                                    ------------------------------------------------------------------------------------------------
     Total investments                13,871,751     1,119,492      25,385,629      726,811      2,650,472         -      94,382,001


Employee contributions receivable            -             -               -            -              -       317,054       317,054
Employer contributions receivable            -             -               -            -              -        82,896        82,896
Loan payments receivable                     -             -               -            -              -        28,680        28,680
                                    ------------------------------------------------------------------------------------------------

Net assets available for benefits   $ 13,871,751    $1,119,492    $ 25,385,629    $ 726,811     $2,650,472    $428,630  $ 94,810,631
                                    ================================================================================================

The accompanying notes are an integral part of these financial statements.

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(K) PLAN
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                      FOR BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                         PARTICIPANT DIRECTED FUNDS
                                      --------------------------------------------------------------------------------------------
                                                                                             Vanguard
                                                    Vanguard Fixed  Vanguard    Vanguard    Money Market   Vanguard/
                                                     Income Fund -   Index     International  Reserves      Morgan      Vanguard/
                                         Vanguard   LT Corporation  Trust -500   Growth        Prime        Growth      PRIMECAP
                                      Explorer Fund   Portfolio     Portfolio   Portfolio     Portfolio      Fund         Fund
                                      --------------------------------------------------------------------------------------------
Additions
Investment income:
    Interest and dividends              $  227,657   $  525,594   $   672,523  $  133,858   $   866,857  $ 2,410,546  $  140,129
    Net realized gain on sale of
    investments                             24,086       33,677       871,052      30,795             -      323,902      61,626
    Net unrealized apprec. (deprec.)
    of investments                           4,943      340,680     6,491,042     (90,629)            -    1,493,868     426,211
                                      -------------------------------------------------------------------------------------------
                                           256,686      899,951     8,034,617      74,024       866,857    4,228,316     627,966
                                      -------------------------------------------------------------------------------------------
Contributions:
    Employer's                             109,681      150,235       633,257     143,119       292,157      362,133     179,268
    Employees'                             475,097      656,966     2,825,092     677,611     1,133,411    1,564,924     903,514
                                      -------------------------------------------------------------------------------------------
                                           584,778      807,201     3,458,349     820,730     1,425,568    1,927,057   1,082,782
                                      -------------------------------------------------------------------------------------------

         Total additions                   841,464    1,707,152    11,492,966     894,754     2,292,425    6,155,373   1,710,748
                                      -------------------------------------------------------------------------------------------
Deductions
Payment of benefits                        128,013      969,249     3,562,294     246,366     1,518,122    1,852,722     206,235
Other deductions                             2,401        2,858        13,599       2,518         9,675        7,765       3,447
                                      -------------------------------------------------------------------------------------------
         Total deductions                  130,414      972,107     3,575,893     248,884     1,527,797    1,860,487     209,682
                                      -------------------------------------------------------------------------------------------

Net increase (decrease) prior to
 interfund transfers                       711,050      735,045     7,917,073     645,870       764,628    4,294,886   1,501,066
Interfund transfers                         55,614      138,325         4,277     289,664      (962,023)    (309,691)  1,558,936
                                      -------------------------------------------------------------------------------------------
Net increase (decrease)                    766,664      873,370     7,921,350     935,534      (197,395)   3,985,195   3,060,002
Net assets available for benefits:
    Beginning of period                  1,551,899    6,423,652    24,122,951   2,213,313    16,316,031   13,871,751   1,119,492
                                      -------------------------------------------------------------------------------------------
    End of period                       $2,318,563   $7,297,022   $32,044,301  $3,148,847   $16,118,636  $17,856,946  $4,179,494
                                      ===========================================================================================


                                                                           PARTICIPANT DIRECTED FUNDS
                                                       ---------------------------------------------------------------------
                                                         Vanguard/     ICF Kaiser
                                                        Wellington       Stock       Participant
                                                            Fund          Fund          loans         Other       Total
                                                       ---------------------------------------------------------------------
Additions
Investment income:
    Interest and dividends                               $ 2,662,460    $       -     $  178,830   $      -    $  7,818,454
    Net realized gain on sale of investments                 344,627       83,394              -          -       1,773,159
    Net unrealized apprec. (deprec.)
    of investments                                         2,914,592       73,793              -          -      11,654,500
                                                         ------------------------------------------------------------------
                                                           5,921,679      157,187        178,830          -      21,246,113
                                                         ------------------------------------------------------------------
Contributions:
    Employer's                                               535,801       41,490              -          -       2,447,141
    Employees'                                             2,415,616      160,673              -          -      10,812,904
                                                         ------------------------------------------------------------------
                                                           2,951,417      202,163              -          -      13,260,045
                                                         ------------------------------------------------------------------

         Total additions                                   8,873,096      359,350        178,830          -      34,506,158
                                                         ------------------------------------------------------------------

Deductions
Payment of benefits                                        2,116,663       91,380        171,171          -      10,862,215
Other deductions                                              13,275          988              -          -          56,526
                                                         ------------------------------------------------------------------
         Total deductions                                  2,129,938       92,368        171,171          -      10,918,741
                                                         ------------------------------------------------------------------

Net increase (decrease) prior to
 interfund transfers                                       6,743,158      266,982          7,659          -      23,587,417
Interfund transfers                                         (672,478)    (140,633)       (10,465)    48,474               -
                                                         ------------------------------------------------------------------
Net increase (decrease)                                    6,070,680      126,349         (2,806)    48,474      23,587,417
Net assets available for benefits:
    Beginning of period                                   25,385,629      726,811      2,650,472    428,630      94,810,631
                                                         ------------------------------------------------------------------
    End of period                                        $31,456,309    $ 853,160     $2,647,666   $477,104    $118,398,048
                                                         ==================================================================

The accompanying notes are an integral part of these financial statements.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A -- DESCRIPTION OF THE PLAN

The following description of the ICF Kaiser International, Inc. Section 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan for more detailed information. The Plan was established effective March 1, 1989 in accordance with Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrator appointed by ICF Kaiser International, Inc. (the Company). The Plan is a voluntary, defined contribution plan that allows eligible employees of the Company to contribute on a pre-tax basis up to 12% of their compensation, subject to a statutory limit. The Company contributes a match of 50% of the first 4% of employee contributions. Employee contributions and Company matching contributions are deposited with the Vanguard Fiduciary Trust Company (Vanguard), as trustee, where they are accumulated and invested on behalf of the Plan at the discretion of the employee.

Within guidelines established by the Plan, participants may elect to direct their accounts into several alternative investment funds. As of December 31, 1997, eligible investments included the following funds:

Vanguard Explorer Fund - A common stock fund that seeks long-term growth of
----------------------
capital by investing in small and emerging growth companies.

Vanguard Fixed Income Securities Fund-Long-Term Corporate Portfolio - A
-------------------------------------------------------------------
diversified portfolio of long-term, investment-grade bonds that seeks to provide a high level of current income, consistent with maintenance of principal and liquidity.

Vanguard Index Trust-500 Portfolio - A common stock fund that attempts to
----------------------------------
provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

Vanguard International Growth Portfolio - An international fund diversified in
---------------------------------------
the common stocks of companies in as many as 30 foreign markets.

Vanguard Money Market Fund Reserves-Prime Portfolio - A high-quality money
---------------------------------------------------
market fund of instruments that mature in one year or less that seeks maximization of current income, preservation of capital, and liquidity.

Vanguard/Morgan Growth Fund - A common stock fund that seeks long-term growth of
---------------------------
capital by investing in a portfolio of common stocks.

Vanguard/PRIMECAP Fund - A common stock fund that seeks long-term growth of
----------------------
capital by investing principally in a portfolio of common stocks.

Vanguard/Wellington Fund - A common stock and bond fund seeking a diversified
------------------------
and balanced program of investing in bonds and common stocks to conserve principal and provide reasonable income without undue risk.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

ICF Kaiser Stock Fund - This fund is invested primarily in common stock of ICF
---------------------
Kaiser International, Inc. (ICF Kaiser Stock). This fund has been divided into fund units rather than shares of stock. The fund units are valued at their year-end unit closing price (comprised of year-end market price plus uninvested cash position). As of December 31, 1997 and 1996, each fund unit was valued at $7.77 and $6.76, respectively.

A participant can determine the approximate number of shares of the underlying ICF Kaiser Stock represented by the participant's fund units on the conversion date by dividing the total market value of the participant's account balance by the current share price of the stock. As of December 31, 1997 and 1996, Plan participants owned 369,333 and 386,602 shares, respectively, of ICF Kaiser Stock with per share fair values of $2.31 and $1.88, respectively, based upon quoted market prices.



NOTE B -- ACCOUNTING POLICIES

The Plan follows the accrual method of accounting for financial reporting purposes. The accompanying financial statements are prepared in accordance with generally accepted accounting principles.

Investments are valued for financial statement purposes at fair value. The values for the Vanguard Investment funds are based on the quoted net asset value (redemption value) of the respective investment funds as of the Plan's year-end. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. The Plan has invested in the investment options directed by its participants. Loans to participants are valued at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments. The appreciation (depreciation) consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Employee contributions and the Company's matching contributions are fully vested upon initial participation and nonforfeitable. Income, expenses, and gains or losses (realized and unrealized) of Plan investments are allocated among participants based upon their respective account balances. The amount of assets transferred from other plans represents rollovers for new employees from other employer qualified plans and are reflected as employee contributions.

Participants who have retired upon reaching the normal retirement date (age 65) or a deferred retirement date, or who have terminated employment with the Company, may elect to withdraw the entire amount of their contribution account. Benefits are recorded when paid.

Administrative expenses of the Plan are paid by the participants and are deducted from participants' accounts based on a flat quarterly fee. Additionally, the Company provides certain administrative support to the Plan at no cost.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN


NOTES TO FINANCIAL STATEMENTS (Continued)

Participants may borrow up to half of their account balance within guidelines established by the Plan Committee. Loans accrue interest at the prime rate as determined at the time of issuance. Loans are repaid through payroll deductions on a bi-weekly basis over terms ranging from 1 to 10 years.

The Company anticipates and fully intends that the Plan will be a permanent program for the exclusive benefit of the participants and their beneficiaries. The Company, however, reserves the right to terminate the Plan at any time such
action becomes necessary.    In the event the Plan is terminated, the net assets
will be allocated to participants as required by ERISA and its related regulations.

Certain items in the 1996 plan financial statements have been reclassified to conform to the 1997 presentation.

NOTE C -- USE OF ESTIMATES

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE D -- RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan has no formal policy requiring collateral to support the financial instruments held by Vanguard. Each of the Vanguard funds is registered under the Investment Act of 1940 as a diversified open-ended investment company. Certain funds invest in corporate debt instruments. The issuer's abilities to meet these obligations may be affected by economic developments in their respective industries.

NOTE E -- FEDERAL INCOME TAXES

In January 1995, the Internal Revenue Service ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. An application for a new determination letter has been completed and filed with the Internal Revenue Service and as of December 31, 1997 such new determination letter has not been received. However, the Plan administrators and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe earnings on contributions to the Plan are not subject to tax under present income tax laws and employee contributions to the Plan are not subject to Federal income tax to the employee until distribution from the Plan.

                        ICF KAISER INTERNATIONAL, INC.
                             SECTION 401 (k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE F -- RECONCILIATION OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form used to report Plan activity to the U.S. Department of Labor (Form 5500).



                                                                                          December 31,
                                                                           ---------------------------------------------
                                                                                    1997                       1996
Net assets available for benefits per the financial statements                  $118,398,048                $94,810,631


Amounts allocated to withdrawing participants                                       (941,812)                  (149,580)
                                                                           -----------------            ---------------
Net assets available for benefits per the Form 5500                             $117,456,236                $94,661,051
                                                                           =================            ===============

The following is a reconciliation of withdrawals per the financial statements to benefits paid to participants per Form 5500.

                                                                                      Year Ended December 31,
                                                                           ---------------------------------------------
                                                                                    1997                       1996

Benefits paid to participants per the financial statements                      $10,862,215                 $10,902,754

Add:  Amounts allocated to withdrawing participants at
 December 31, 1997                                                                  941,812                     149,580

Less:  Amounts allocated to withdrawing participants at
 December 31, 1996                                                                 (149,580)                    (61,278)
                                                                           ----------------              --------------
Benefits paid to participants per Form 5500                                     $11,654,447                 $10,991,056
                                                                           ================              ==============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(k) PLAN
                            SUPPLEMENTAL SCHEDULES

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As of December 31, 1997



Identity of Issuer, Borrower, Lessor, or                         Number of Shares or       Historical
Similar Party                                                          Units                  Cost           Current Value
---------------------------------------------------------------------------------------------------------------------------------
Pooled Funds:
Vanguard Explorer Fund                                               41,927  shares        $  2,279,369        $ 2,318,563
Vanguard Fixed Income Fund - Long-Term
 Corporate Portfolio                                                788,015  shares           6,905,841          7,297,022
Vanguard Index Trust - 500 Portfolio                                355,771  shares          19,394,618         32,044,301
Vanguard International Growth Portfolio                             192,120  shares           3,140,343          3,148,847
Vanguard Money Market Reserves - Prime
 Portfolio                                                       16,118,636  shares          16,118,636         16,118,636
Vanguard/Morgan Growth Fund                                       1,018,070  shares          14,666,591         17,856,946
Vanguard/PRIMECAP Fund                                              105,623  shares           3,690,329          4,179,494
Vanguard/Wellington Fund                                          1,068,126  shares          24,201,415         31,456,309
ICF Kaiser Stock Fund                                               109,802  units            1,016,679            853,160


Loans to participants:
    Bearing interest ranging from 6% to 10%
    and maturing at various dates through
    December 2003                                                                             2,647,666          2,647,666
                                                                                            -----------       ------------
Total Assets Held for Investment Purposes                                                   $94,061,487       $117,920,944
                                                                                            ===========       ============

                        ICF KAISER INTERNATIONAL, INC.
                              SECTION 401(k) PLAN
                            SUPPLEMENTAL SCHEDULES



LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997

Plan assets at January 1, 1997 -- $ 94,810,631
5% -- $ 4,740,532


I.     Single transactions in excess of 5%:

       None.


II. Series of transactions with respect to any person other than securities in excess of 5%:

       None.


III. Series of transactions with respect to securities of the same issuer in excess of 5%:

----------------------------------------------------------------------------------------------------------------------------------

                                            Purchase           Number of       Proceeds from        Number of     Net
Identity of Issuer                            Price            Purchases          Sales              Sales     Gain/(Loss)
----------------------------------------------------------------------------------------------------------------------------------

Vanguard Index Trust-500 Portfolio          $7,449,324           183           $6,890,069             175      $2,233,430
Vanguard Money Market
 Reserve-Prime Portfolio                     5,649,475           211            5,846,870             186               -
Vanguard/Morgan Growth                       5,433,443           155            3,266,018             160         633,681
Vanguard/Wellington Fund                     6,955,256           159            4,143,794             175         858,213
----------------------------------------------------------------------------------------------------------------------------------



IV. Transactions with respect to securities with a person if any prior or subsequent transaction with such person exceeded 5%:

        None.


Exhibit   Description of Exhibit
-------   ----------------------
No. 23    Consent of Coopers & Lybrand L.L.P. (the Plan's Independent
          Accountants)

No. 99 ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-
          12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

                    and

          Amendment No. 1 dated April 24, 1995 (incorporated by reference to
          Exhibit 10(p)(1) to Annual Report on Form 10-K (Registrant No. 1-
          12248) fiscal 1995 filed with the Commission on May 23, 1995) and

          Amendment No. 2 dated December 15, 1995 (incorporated by reference to
          Exhibit 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-
          12248) for the ten months ended December 31, 1995 filed with the Commission on March 29, 1996)
                    and

          Amendment No. 3 dated December 13, 1996 (incorporated by reference to
          Exhibit 10(q)(3) to Registration Statement on Form S-1 (Registrant No.
          333-19519) filed with the Commission on January 10, 1997)


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             ICF Kaiser International, Inc. Section 401(k) Plan



                                                      /s/ Michael K. Goldman
                                                 ---------------------------
                                                          Michael K. Goldman
                                                          Plan Administrator

Date:  June 23, 1998